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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                       Commission File Number:  0-30002
                                                -------

                            Ravenswood Winery, Inc.
                            -----------------------
            (Exact name of registrant as specified in its charter)

                18701 Gehricke Road, Sonoma, California, 95476
                ----------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, no par value per share
                     ------------------------------------
           (Title of each class of securities covered by this Form)

                                     None
                                     ----
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)  [X]*    Rule 12h-3(b)(1)(i)   [X]*
            Rule 12g-4(a)(1)(ii) [_]     Rule 12h-3(b)(1)(ii)  [_]
            Rule 12g-4(a)(2)(i)  [_]     Rule 12h-3(b)(2)(i)   [_]
            Rule 12g-4(a)(2)(ii) [_]     Rule 12h-3(b)(2)(ii)  [_]
                                         Rule 15d-6            [_]

     Approximate number of holders of record as of the certification or notice date: 1


     Pursuant to the requirements of the Securities Exchange Act of 1934, Ravenswood Winery, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 3, 2001                 By: /s/ Agustin F. Huneeus
                                        -----------------------------------
                                    Name:   Agustin Francisco Huneeus
                                    Title:  President

___________________

* Ravenswood Winery, Inc. ("Ravenswood") entered into an Agreement and Plan of Merger, dated April 10, 2001, (the "Merger Agreement") with Constellation Brands, Inc., a Delaware corporation ("Constellation"), and VVV Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Constellation ("Merger Sub"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, on July 2, 2001, Merger Sub was merged with and into Ravenswood, with Ravenswood as the surviving corporation of such merger (the "Merger"). As a result of the Merger, Ravenswood has become a wholly-owned subsidiary of Constellation and each issued and outstanding share of common stock, no par value, of Ravenswood ("Old Common Stock") (other than shares of Old Common Stock held by Constellation or Merger Sub) was converted into the right to receive cash consideration in the amount of $29.50 without interest and each share of Old Common Stock was cancelled and ceased to exist.

     In light of the fact that by virtue of the Merger all shares of Common Stock of the Company are held by Constellation, Ravenswood requests termination of its registration and will not continue to report under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.